January 20, 2019

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs
Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Loncor Resources Inc.

We have read the Notice of Change of Auditor dated January 17, 2020 of Loncor Resources Inc. (the “Corporation”) and, in accordance with section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we confirm that (a) we agree with the statements in items 1, 4 and 5 of the said Notice, and (b) we have no basis to agree or disagree with the statements in items 2 and 3 of the said Notice.

Yours very truly,

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants